GXO LOGISTICS, INC.

Two American Lane

Greenwich, Connecticut 06831

May 19, 2022

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549
Attention: Cheryl Brown

RE:	GXO Logistics, Inc. Registration Statement on Form S-4 File No. 333-264901 Request for Acceleration

Dear Ms. Brown:

Reference is made to the Registration Statement on Form S-4 (File No. 333-264901) (the “Registration Statement”) filed by GXO Logistics, Inc. (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests the Registration Statement be declared effective at 4:00 p.m., Eastern Time, on May 23, 2022 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Adam O. Emmerich, Esq. or Viktor Sapezhnikov, Esq. of Wachtell, Lipton, Rosen & Katz at (212) 403-1234 or (212) 403-1122 with any questions you may have concerning this letter, or if you require any additional information. Please notify them when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

GXO LOGISTICS, INC.

By:	/s/ Karlis Kirsis
	Name:	Karlis Kirsis
	Title:	Chief Legal Officer

cc:	Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz Viktor Sapezhnikov, Wachtell, Lipton, Rosen & Katz